Exhibit 99.1

Ballard Reports Q1 2026 Results

VANCOUVER, BC, May 5, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the first quarter ended March 31, 2026. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights (comparisons are to Q1 2025):

•	Revenue of $19.4 million, up 26% year over year ("YoY").
•	14% gross margin a 37-point improvement from Q1 2025.
•	36% reductions in Total Operating Expenses[2].
•	Q1 ended with $516.8 million in cash and cash equivalents.
•	Positive momentum in bus market with New Flyer commercial agreement and strong traction with European OEM's

"In Q1, we made continued progress toward positive cash flow. Quarterly revenue grew 26% year over year, driven by increased engine shipments during the period. Disciplined cost management also contributed to an improvement in gross margins, which rose to 14%," said Marty Neese, Ballard's President and CEO. "These results build on the momentum established in 2025 and reinforce that we are on the right path."

"We continue to see strong momentum in the fuel cell bus market, supported by increasing long-term customer commitments. New Flyer's multi-year 50 MW agreement highlights accelerating fleet adoption in North America. In the U.K. and E.U., we are seeing strong traction with two additional bus OEMs that are advancing next-generation hydrogen bus platforms powered by our FCmove®-SC engine. They recognize the benefit of the FCmove®-SC engine to lower total cost of ownership through higher power density, enhanced durability, and simplified installation and maintenance. Together, these advancements support improved customer economics and position us for stronger margin performance over time," added Mr. Neese.

Mr. Neese continued, "Ballard maintains a leading position in the North American and European fuel cell bus markets, built on sustained commercial execution and technical leadership. Our engines have surpassed 300 million kilometers of real-world fleet operation, underscoring their durability and reliability in demanding applications."

He concluded, "We ended Q1 with $516.8 million in cash and no near- or mid-term financing requirements, providing a strong foundation to execute our strategy. This financial strength enables us to continue investing in product maturity, cost reduction, and customer success - key drivers of scalable growth and long-term value creation in hydrogen mobility."

Q1 2026 Financial Highlights
(all comparisons are to Q1 2025 unless otherwise noted)

•	Total revenue was $19.4 million in the quarter, representing 26 % year-over-year growth, reflecting continued momentum across multiple end-markets.
•	Bus revenue was $6.8 million, down 46% from Q1 2025, while Rail revenue increased to $5.1 million, a 4472% increase YoY.
•	Stationary revenue increased to $5.2 million, up 775% YoY, while Other Markets revenue grew to $2.4 million, up 6% YoY.
•	Gross margin was 14% in the quarter, an improvement of 37-points.
•	Total Operating Expenses[2] were $16.4 million, a decrease of 36%.
•	Total Cash Used by Operating Activities was $7.8 million, compared to $24.4 million in the prior year, an improvement of 68 % YoY.
•	Cash and cash equivalents were $516.8 million at the end of Q1 2026, compared to $576.7 million in the prior year.
•	Adjusted EBITDA[1] was ($11.4) million, compared to ($27.5) million in Q1 2025. The improvement in Adjusted EBITDA was driven primarily by margin and operating cost improvements.
•	Order Backlog at the end of Q1 2026 was $112.9 million, a decrease of 5% compared to the end of Q4 2025.
•	The 12-month Orderbook was $52.8 million at end of Q1, a decrease of $1.1 million or 2% from the end of Q4 2025.
Order Backlog ($M)	Order Backlog at End-Q4 2025	Orders Received in Q1 2026	Orders Delivered in Q1 2026	Order Backlog at End-Q1 2026
Total Fuel Cell Products & Services	$119.3	$12.9	$19.4	$112.9

2026 Outlook

Consistent with our past practice, and in view of the early stage of hydrogen fuel cell market development, specific revenue and net income (loss) guidance for 2026 is not provided. We expect revenue in 2026 will be back-half weighted. Total Operating Expense2 and Capital Expenditure3 guidance ranges for 2026 are as noted below. We continue to review and consider various options to reduce our operating cost structure and capital spend, which may result in revisions to our guidance ranges at a future date.

2026	Guidance
Total Operating Expense[2]	$65 - $75 million
Capital Expenditure[3]	$5 - $10 million

Q1 2026 Financial Summary

(Millions of U.S. dollars)	Three months ended March 31
	2026	2025	% Change
REVENUE
Fuel Cell Products & Services:[4]
Bus	6.8	$12.5	(46%)
Rail	5.1	$0.1	4472%
Stationary	5.2	$0.6	775%
Other Markets	2.4	$2.2	6%
Total Fuel Cell Products & Services Revenue	19.4	$15.4	26%
PROFITABILITY
Gross Margin $	$2.8	($3.6)	177%
Gross Margin %	14%	(23%)	37pts
Total Operating Expenses[2]	16.4	$25.5	(36%)
Equity loss in JV & Associates	-	($0.8)	0%
Adjusted EBITDA[1]	($11.4)	($27.5)	59%
Net Loss from Continuing Operations[4]	($11.4)	($21.0)	46%
Loss Per Share from Continuing Operations[4]	($0.04)	($0.07)	46%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($7.8)	($21.7)	64%
Working Capital Changes	($0.0)	($2.7)	101%
Cash used by Operating Activities	($7.8)	($24.4)	68%
Cash and cash equivalents	$516.8	$576.7	(10%)

For a more detailed discussion of Ballard Power Systems' first quarter 2026 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedarplus.ca and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Tuesday May 5, 2026 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review first quarter 2026 operating results. The live call can be accessed by dialing +1-844-763-8274 (Canada/US toll free). Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero- emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, and impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, level of achievement of our business plans, achieving and sustaining profitability, changes that affect how long our cash reserves will last and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Sumit Kundu -Investor Relations +1.604.453.3517 or investors@ballard.com

Endnotes

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[1] EBITDA and Adjusted EBITDA are non-GAAP measures. We believe these measures are useful in evaluating the operating performance of the Company's ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of EDITDA and Adjusted EBITDA to the most directly comparable GAAP measure in Section 10 "Supplemental Non-GAAP Measures and Reconciliations" in our Management's Discussion and Analysis for the three months ended March 31, 2026. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.
[2] Total Operating Expenses refer to the measure reported in accordance with IFRS.
[3] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows.
[4] We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including bus and rail applications, Stationary Power, and Other Markets (consisting of truck, marine, material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

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CNW 07:30e 05-MAY-26